September 28, 2021

VIA EDGAR

Mr. John Kernan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Transparent Value Trust (File No. 811-22309) (the “Registrant”)

Dear Mr. Kernan:

On behalf of the Registrant, we wish to respond by this letter to a comment of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone conversation between you and me as well as Michael P. Megaris from the Registrant and James V. Catano from Dechert LLP on August 31, 2021.  This comment pertains to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report filed on Form N-CSR for the Registrant, relating to fiscal year-ended September 30, 2020.  A summary of the SEC staff’s comment, followed by the response of the Registrant, is set forth below.

Comment 1:

Please enhance going forward the management’s discussion of fund performance to include a broader discussion of the factors that materially affected a Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser. The Staff notes that management’s discussion of certain factors, such as the investment strategies and techniques used by a Fund’s investment adviser, materially contributing to the Fund’s performance, is extremely brief and could be further enhanced to improve a reader’s understanding of these factors.

Take, for example, Guggenheim Directional Allocation Fund, which invests in U.S. large-capitalization companies believed to have a high Required Business Performance (RBP®) Probability. The Fund systematically rebalances its exposure quarterly to various combinations of its custom Directional Series Indexes and/or cash in response to changing signals. During the fiscal year, the Fund’s performance matched its custom index but underperformed the Dow Jones U.S. Large-Cap Total Stock Market Index by approximately -17%. The performance review included in the Manager’s commentary is limited to references to the largest contributors and detractors to relative performance by sector and security. There is no specific attribution provided to supplement these statements and no discussion of the adequacy of the design and relative operating effectiveness of the RBP® derived custom index to aid in the reader’s overall understanding of Fund performance.

Please supplementally explain how the Registrant will address the requirements of Item 27(b)(7) of Form N-1A.

Response:

The Registrant is aware of the terms of Item 27(b)(7) of Form N-1A. The Registrant will enhance such disclosures in subsequent shareholder reports, where applicable.

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Please call the undersigned or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.

Sincerely,

/s/ James M. Howley James M. Howley Assistant Treasurer